SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For XX November 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 04 November 2024
99.2	Transaction in Own Shares dated 05 November 2024
99.3	Transaction in Own Shares dated 06 November 2024
99.4	Transaction in Own Shares dated 07 November 2024
99.5	Transaction in Own Shares dated 08 November 2024
99.6	Transaction in Own Shares dated 11 November 2024
99.7	Transaction in Own Shares dated 13 November 2024
99.8	Transaction in Own Shares dated 14 November 2024
99.9	Transaction in Own Shares dated 15 November 2024

Exhibit No: 99.1

04 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	01 November 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 84.9600

Highest price paid per share:	£ 86.2200

Average price paid per share:	£ 85.8807

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,873,737 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7115K_1-2024-11-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations:    Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 01 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 86.2200
Lowest price paid (per ordinary share)	£ 84.9600
Volume weighted average price paid(per ordinary share)	£ 85.8807

Exhibit No: 99.2

05 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 04 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	04 November 2024

Aggregate number of ordinary shares purchased:	37,205

Lowest price paid per share:	£ 84.7400

Highest price paid per share:	£ 86.0400

Average price paid per share:	£ 85.2956

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,836,532 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8937K_1-2024-11-4.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 37,205 (ISIN: GB00BHJYC057)

Date of purchases: 04 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	37,205
Highest price paid (per ordinary share)	£ 86.0400
Lowest price paid (per ordinary share)	£ 84.7400
Volume weighted average price paid(per ordinary share)	£ 85.2956

Exhibit No: 99.3

06 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 05 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	05 November 2024

Aggregate number of ordinary shares purchased:	17,089

Lowest price paid per share:	£ 84.7200

Highest price paid per share:	£ 86.0000

Average price paid per share:	£ 85.5248

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,819,443 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0760L_1-2024-11-5.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 17,089 (ISIN: GB00BHJYC057)

Date of purchases: 05 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	17,089
Highest price paid (per ordinary share)	£ 86.0000
Lowest price paid (per ordinary share)	£ 84.7200
Volume weighted average price paid(per ordinary share)	£ 85.5248

Exhibit No: 99.4

07 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 06 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	06 November 2024

Aggregate number of ordinary shares purchased:	3,182

Lowest price paid per share:	£ 89.3400

Highest price paid per share:	£ 89.7000

Average price paid per share:	£ 89.6593

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,816,261 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2644L_1-2024-11-6.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 3,182 (ISIN: GB00BHJYC057)

Date of purchases: 06 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,182
Highest price paid (per ordinary share)	£ 89.7000
Lowest price paid (per ordinary share)	£ 89.3400
Volume weighted average price paid(per ordinary share)	£ 89.6593

Exhibit No: 99.5

08 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	07 November 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 89.8600

Highest price paid per share:	£ 90.6000

Average price paid per share:	£ 90.4266

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,806,261 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4402L_1-2024-11-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739);Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 07 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 90.6000
Lowest price paid (per ordinary share)	£ 89.8600
Volume weighted average price paid(per ordinary share)	£ 90.4266

Exhibit No: 99.6

11 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 08 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	08 November 2024

Aggregate number of ordinary shares purchased:	3,465

Lowest price paid per share:	£ 90.7200

Highest price paid per share:	£ 91.6000

Average price paid per share:	£ 91.1557

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,802,796 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/6105L_1-2024-11-8.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 3,465 (ISIN: GB00BHJYC057)

Date of purchases: 08 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	3,465
Highest price paid (per ordinary share)	£ 91.6000
Lowest price paid (per ordinary share)	£ 90.7200
Volume weighted average price paid(per ordinary share)	£ 91.1557

Exhibit No: 99.7

13 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 12 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	12 November 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 92.9000

Highest price paid per share:	£ 93.8600

Average price paid per share:	£ 93.5323

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,782,796 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9775L_1-2024-11-12.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 12 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 93.8600
Lowest price paid (per ordinary share)	£ 92.9000
Volume weighted average price paid(per ordinary share)	£ 93.5323

Exhibit No: 99.8

14 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	13 November 2024

Aggregate number of ordinary shares purchased:	19,950

Lowest price paid per share:	£ 93.1400

Highest price paid per share:	£ 94.1600

Average price paid per share:	£ 93.7671

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,762,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1672M_1-2024-11-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 19,950 (ISIN: GB00BHJYC057)

Date of purchases: 13 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	19,950
Highest price paid (per ordinary share)	£ 94.1600
Lowest price paid (per ordinary share)	£ 93.1400
Volume weighted average price paid(per ordinary share)	£ 93.7671

Exhibit No: 99.9

15 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	14 November 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 94.0600

Highest price paid per share:	£ 95.3200

Average price paid per share:	£ 95.0021

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,742,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/3417M_1-2024-11-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739);
                             Joe Simpson (+44 (0)7976 862 072)
Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 14 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 95.3200
Lowest price paid (per ordinary share)	£ 94.0600
Volume weighted average price paid(per ordinary share)	£ 95.0021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	15 November 2024